5605 MacArthur Boulevard

Irving, Texas 75038

Phone: 972-819-3676

Fax: 972.819.3644

tietek.com

April 10, 2008

United States Securities and Exchange Commission

1 Station Place, N.E. Stop 7010

Washington D.C. 20549

Attention: Tracey McKoy, Division of Corporate Finance

Facsimile Number: (202) 772-9368

Dear Sirs and Madams:

This letter contains North American Technologies Group, Inc.’s (the “Company”) responses to the Securities and Exchange Commission (“SEC” or “Commission”) to two follow-up questions made to its comments contained in its letter to the Company dated February 7, 2008 (“Letter”).

The responses contained herein are given separately to each question.

1. In the case of ties sold to your major customer, please clarify for us in a letter for revenue recognition related to bill and hold sales who bears the risk of ownership and when does title pass to the major customer?

The Company’s written agreement with its major customer specifies that title and risk of ownership passes to the major customer when the ties are delivered to the major customer’s designated storage area at the Company’s Marshall, Texas facility. The Company has written confirmation from its major customer in which the major customer acknowledges that it is the owner of the crossties and it bears the risk of ownership of crossties delivered to its designated storage area in Marshall, Texas.

2. In the case of ties sold to your major customer, please clarify for us in a letter for revenue recognition related to bill and hold sales who is responsible for insuring the risk of ownership.

The Company has written confirmation from its major customer that as owner of the crossties in its designated storage area, the major customer bears the risk of ownership of crossties and it insures such risk either through its insurance carrier or through retention of risk through self insurance.

Sincerely Yours,

Joe B. Dorman, General Counsel

North American Technologies Group, Inc.